December 11, 2018

VIA EDGAR AND EMAIL

Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:    Ms. Beverly Singleton
Ms. Claire Erlanger
CFTransportandLeisure@sec.gov

Re:
Securities and Exchange Commission (“SEC”) Comment Letter dated November 29, 2018 regarding Heartland Express, Inc. (the "Company," "Heartland," "we," "us," or "our") Form 10-K for the Fiscal Year Ended December 31, 2017 filed March 1, 2018 (the "Form 10-K"), and Form 10-Q for the Quarterly Period Ended September 30, 2018 filed November 6, 2018 (the "Form 10-Q"), File No. 000-15087

Dear Ms. Singleton and Ms. Erlanger:

The following is in response to the written comments we received from the staff of the Division of Corporation Finance (the "Staff") of the SEC, dated November 29, 2018, related to the Form 10-K and the Form 10-Q. We have today electronically filed with the SEC this response to your letter. A courtesy copy of the filing has been forwarded to Ms. Singleton and Ms. Erlanger via email transmission at the email address listed above. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Note 4. Revenue Recognition, page 9

1.
We note your disclosure in Note 4 regarding your revenue recognition policies under ASC 606. Please revise to disclose the significant payment terms of your contracts with customers pursuant to ASC 606-10-50-12(b). Also, please disclose the nature and amount of any contract assets and contract liabilities along with the applicable disclosure requirements in ASC 606-10-50-8 through 10.

Response:

The Company recognizes revenue over time as control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The delivery of the shipment and completion of the performance obligation allows for the collection of payment generally within 30 days after the delivery date of the shipment for the majority of our customers.

The Company's operations are consistent with those in the trucking industry where freight is hauled twenty-four hours a day and seven days a week, subject to hours of service rules. The Company’s average length of haul is 400-500 miles per trip and each individual shipment accepted by the Company is considered a separate

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contract with the performance obligation being the delivery of the freight. Our average length of haul for each load of freight generally equals less than one day of continuous transit time. The Company estimates revenue for multiple-stop loads based on miles run and estimates revenue for single stop loads based on transit time, as the customer simultaneously receives and consumes the benefit provided. With respect to our disclosure under ASC 606-10-50-8 through 10, the Company hauls freight and earns revenue on a consistent basis throughout the periods presented. A corresponding contract asset existed for the estimated revenue of these in-process loads for $1.1 million and $1.1 million as of September 30, 2018 and December 31, 2017, respectively. Recorded contract assets are included in the accounts receivable line item of the balance sheet. Corresponding liabilities are recorded in the accounts payable and accrued liabilities and compensation and benefits line items for the estimated expenses on these same in-process loads. The Company had no contract liabilities associated with our operations as of September 30, 2018 and December 31, 2017, respectively.

In future filings, the Company will clarify its revenue recognition policies in the notes to the consolidated financial statements under ASC 606 to include the information disclosed in this response letter.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 626-3600.

Sincerely,
/s/ Christopher A. Strain
Christopher A. Strain
Vice President of Finance and Chief Financial Officer
(Principal Accounting and Financial Officer)
cc: Mr. Michael J. Gerdin
Mr. Matt Warne, Grant Thornton LLP
Mr. Ben Reinhardt, KPMG LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.

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